AUTOCALLABLE MARKET-LINKED STEP UP NOTES

	Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index
Issuer	HSBC USA Inc. ("HSBC")
Principal Amount	$10.00 per unit
Term	Approximately five years, if not called
Market Measure	The Russell 2000® Index (Bloomberg symbol: "RTY")
Automatic Call	The notes will be called automatically on any Observation Date if the closing level of the Market Measure is equal to or greater than the Call Level
Call Level	100% of the Starting Value
Observation Dates	Approximately one year, two years, three years and four years from the pricing date
Call Amounts	[$10.50 to $10.60] if called on the first Observation Date, [$11.00 to $11.20] if called on the second Observation Date, [$11.50 to $11.80] if called on the third Observation Date, and [$12.00 to $12.40] if called on the final Observation Date, each to be determined on the pricing date
Payout Profile at Maturity	• If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment • If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure • 1-to-1 downside exposure to decreases in the Market Measure , with up to 100% of the principal amount at risk
Step Up Value	135% of the Starting Value
Step Up Payment	$3.50 per unit, a 35% return over the principal amount
Threshold Value	100% of the Starting Value
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will not decrease over the term of the notes, are willing to take full downside risk and forgo interim interest payments, and are willing to have their notes called prior to maturity.
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/83246/000114420418031663/tv495249_fwp.htm
Exchange Listing	No



This graph assumes that the notes are not called on any Observation Date and reflects the hypothetical return on the notes at maturity. This graph has been prepared for purposes of illustration only.

You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

- If your notes are not called prior to maturity, your investment may result in a loss; there is no guaranteed return of principal.
- Payments on the notes, including repayment of principal, are subject to the credit risk of HSBC. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
- The estimated initial value of the notes on the pricing date will be less than their public offering price.
- If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the estimated initial value of the notes on the pricing date.
- If the notes are called, your investment return is limited to the return represented by the applicable Call Premium.
- You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
- The notes are subject to risks associated with small-size capitalization companies.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

 **Enhanced Return**